UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

MAHKAM ZANGANEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		489,815
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,990,145
PERSON WITH	9	SOLE DISPOSITIVE POWER

489,815
	10	SHARED DISPOSITIVE POWER

4,990,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,479,959*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.58%*
14	TYPE OF REPORTING PERSON

IN

* The 5,479,959 shares of Common Stock beneficially owned consist of 4,358,783 shares of Common Stock and includes the exercise of warrants to purchase 1,121,177 shares of Common Stock. All of the shares of Common Stock and warrants to purchase 631,362 shares of Common Stock (exercisable until December 24, 2029) are held by the Mahkam Zanganeh Revocable Trust and the Shaun Zanganeh Irrevocable Trust. The remaining warrants to purchase 489,815 shares of Common Stock (exercisable until June 30, 2025) are held individually by Mahkam Zanganeh.

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CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

MAHKAM ZANGANEH REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,569,923*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,569,923*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,569,923*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.11%*
14	TYPE OF REPORTING PERSON

OO

* The 2,569,923 shares of Common Stock beneficially owned consist of 2,254,242 shares of Common Stock and includes the exercise of warrants to purchase 315,681 shares of Common Stock, which are exercisable until December 24, 2029.

3

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

SHAUN ZANGANEH IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,420,222*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,420,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,420,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.93%*
14	TYPE OF REPORTING PERSON

OO

* The 2,420,222 shares of Common Stock beneficially owned consist of 2,104,541 shares of Common Stock and includes the exercise of warrants to purchase 315,681 shares of Common Stock, which are exercisable until December 24, 2029.

4

CUSIP No. 86627T108

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Trust I paid approximately $500,001 in consideration to the Issuer pursuant to the Purchase Agreement (as defined below) in exchange for 149,701 shares of Common Stock. Trust I paid such consideration using its working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 6, 2020, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Trust I, pursuant to which Trust I agreed to purchase 149,701 shares of Common Stock in a private placement at a price of $3.34 per share of Common Stock, for a purchase price of approximately $500,001. The Purchase Agreement was entered into in connection with the Issuer’s closing on a $50,000,000 private placement, whereby 14,970,060 shares of Common Stock in the aggregate were sold to Trust I and two other existing shareholders in the Issuer.

In connection with the entry into the Purchase Agreement, the Issuer entered into a Registration Rights Agreement with Trust I and Polar Capital Funds plc – Biotechnology Fund, dated November 6, 2020 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to prepare and file with the SEC a registration statement within 60 days that would register for resale all Registrable Securities (as defined therein). In accordance with the foregoing, subject to certain terms and conditions, the shares of Common Stock issued to Trust I pursuant to the Purchase Agreement shall become eligible for resale.

The foregoing description of the Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, included as Exhibits 99.4 and 99.5 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)	The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on the Issuer’s calculation that it has 82,201,963 shares of Common Stock outstanding as of November 6, 2020. As of the close of business on November 6, 2020: (i) through the holding of 2,254,242 shares of Common Stock and including the exercise of warrants to purchase 315,681 shares of Common Stock, Trust I beneficially owned approximately 3.11% of the shares of Common Stock outstanding; through the holding of 2,104,541 shares of Common Stock and including the exercise of warrants to purchase 315,681 shares of Common Stock, Trust II beneficially owned approximately 2.93% of the shares of Common Stock outstanding; and (iii) through the holding of warrants to purchase 489,815 shares of Common Stock and including the exercise of such warrants, Ms. Zanganeh personally beneficially owned approximately 0.59% of the Common Stock outstanding. Ms. Zanganeh, as sole trustee of each Trust, may be deemed to beneficially own in the aggregate 4,358,783 shares of Common Stock and warrants to purchase 1,121,176 shares of Common Stock. Based on the foregoing, Ms. Zanganeh’s beneficial ownership would constitute approximately 6.58% of the Common Stock outstanding.
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CUSIP No. 86627T108

(b)	Ms. Zanganeh has sole power to vote and direct the disposition of 489,815 shares of Common Stock (including the warrant to purchase 489,815 shares of Common Stock on an as-exercised basis). By virtue of Ms. Zanganeh’s position as the sole trustee of each Trust, she may be deemed to have the shared power to vote and direct the disposition of 5,479,959 shares of Common Stock in the aggregate (including the warrants disclosed herein on an as-exercised basis). Trust I may be deemed to have the shared power to vote and direct the disposition of 2,569,923 shares of Common Stock in the aggregate (including the warrants disclosed herein on an as-exercised basis). Trust II may be deemed to have the shared power to vote and direct the disposition of 2,420,222 shares of Common Stock in the aggregate (including the warrants disclosed herein on an as-exercised basis).
(c)	The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.
99.4	Securities Purchase Agreement, by and between the Issuer and Trust I, dated as of November 6, 2020 (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed on November 6, 2020).
99.5	Registration Rights Agreement, by and among the Issuer, Trust I and Polar Capital Funds plc – Biotechnology Fund (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed on November 6, 2020).

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CUSIP No. 86627T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2020

/s/ Mahkam Zanganeh
Mahkam Zanganeh

MAHKAM ZANGANEH REVOCABLE TRUST
SHAUN ZANGANEH IRREVOCABLE TRUST

By:	Mahkam Zanganeh
	Name:	Mahkam Zanganeh
	Title:	Trustee

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CUSIP No. 86627T108

SCHEDULE A

Transactions in the Common Stock During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

MAHKAM ZANGANEH REVOCABLE TRUST

Common Stock	149,701	3.34	11/06/20
Common Stock[1]	2,104,541		09/18/20
Warrants[1]*	315,681		09/18/20

SHAUN ZANGANEH IRREVOCABLE TRUST

Common Stock[1]	2,104,541	09/18/20
Warrants[1]*	315,681	09/18/20

MAHKAM ZANGANEH

Warrants[1]**	489,815	09/18/20

1 Represents all securities of the Issuer issued to the Reporting Persons in the Redomicile in exchange for all of their equity interests in Old Summit.

* Represents shares of Common Stock issuable pursuant to the warrants governed by the terms and conditions of the Warrant to Purchase Common Stock set forth in Exhibit 99.1. The warrants are exercisable until December 24, 2029 at a price of $1.58 per share of Common Stock.

** Represents shares of Common Stock issuable pursuant to the warrants governed by the terms and conditions of the Warrant Agreement set forth in Exhibit 99.2. The warrants are exercisable until June 30, 2025 at a price of $1.44 per share of Common Stock.